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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            THE HAIN FOOD GROUP, INC.
                                (Name of Issuer)

                                  Common Stock
                                 $0.01 par value
                         (Title of Class of Securities)

                             -----------------------


                                     4052191
                                 (CUSIP Number)

                               H. J. HEINZ COMPANY
                       (Name of Persons Filing Statement)

                                    TED BOBBY
                         VICE PRESIDENT - LEGAL AFFAIRS
                               H. J. HEINZ COMPANY
                                600 GRANT STREET
                         PITTSBURGH, PENNSYLVANIA 15219
                              TEL. NO. 412-456-6102

                                 WITH A COPY TO:

                                  JOHN A. BICK
                              DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                             TEL. NO.: 212-450-4350
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               SEPTEMBER 27, 1999
             (Date of Event which Requires Filing of this Statement)

                             -----------------------



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]



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                                  Page 1 of 11

                                  SCHEDULE 13D
-----------------                                             ------------------
CUSIP No. 4052191                                             Page 2 of 11 Pages
-----------------                                             ------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             H.J. HEINZ COMPANY
             25-0542520
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             PA
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                 -0-
                        --------------------------------------------------------
                          8      SHARED VOTING POWER
   NUMBER OF SHARES
 BENEFICIALLY OWNED BY           3,507,577
 EACH REPORTING PERSON  --------------------------------------------------------
         WITH             9      SOLE DISPOSITIVE POWER

                                 -0-
                        --------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 3,507,577
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,507,577
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.5%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-----------------                                             ------------------
CUSIP No. 4052191                                             Page 3 of 11 Pages
-----------------                                             ------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             EARTH'S BEST, INC.
             03-00300842
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             ID
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                 -0-
                        --------------------------------------------------------
                          8      SHARED VOTING POWER
   NUMBER OF SHARES
 BENEFICIALLY OWNED BY           3,507,577
 EACH REPORTING PERSON  --------------------------------------------------------
         WITH             9      SOLE DISPOSITIVE POWER

                                 -0-
                        --------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 3,507,577
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,507,577
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.5%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock") of The Hain Food Group, Inc., a Delaware corporation ("Hain" or the "Company"). The principal executive offices of Hain are located at 50 Charles Lindbergh Boulevard, Uniondale, NY 11553.

         ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed jointly on behalf of the following persons (together, the "Reporting Persons"): H. J. Heinz Company, a Pennsylvania corporation ("Heinz"), and Earth's Best, Inc., an Idaho corporation ("EB"), and a wholly owned subsidiary of Heinz.

         The addresses of the principal businesses and the principal offices of Heinz and EB are 600 Grant Street, Pittsburgh, Pennsylvania 15219 and 877 West Main Street, Suite 510, Boise Idaho 83702, respectively. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each Reporting Person is set forth on Schedule A.

         Heinz manufactures and markets an extensive line of processed food products throughout the world. Prior to the transactions described in Item 4 (the "Transactions"), EB's principal business consisted of licensing the trademarks sold to Hain pursuant to the Transactions. Following the Transactions, EB's principal assets will consist of the shares of Common Stock purchased pursuant to the Transactions.

         During the past five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The consideration exchanged by EB for the Common Stock consists of $82,383,843 pursuant to the Securities Purchase Agreement and certain trademarks owned by EB pursuant to the Purchase and Sale Agreement. The cash component of the consideration was funded by EB through a capital contribution from Heinz to EB. The cash provided by Heinz was funded through internally generated funds. See also Item 4.

         ITEM 4.  PURPOSE OF TRANSACTION.

         Pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement") between Hain and EB dated September 24, 1999, EB purchased 2,837,343 shares of Common Stock for a purchase price of $82,383,843. In addition in a separate transaction, EB acquired an additional 670,234 shares of Common Stock in exchange for certain trademarks owned by EB and $4,620,000 in cash pursuant to a Purchase and Sale Agreement (the "Acquisition Agreement") between Hain and EB dated September 24, 1999. As a result, EB beneficially owns an aggregate of 3,507,577 shares of Common Stock (the "Shares"), which represents approximately 19.5% of the outstanding capital stock of Hain. The purpose of the transaction was to transfer certain trademarks owned by EB to Hain and acquire a significant ownership interest in the Company.

         Investor's Agreement. In connection with the Securities Purchase Agreement, EB, Hain and Irwin D. Simon, President and Chief Executive Officer of Hain, entered into an Investor's Agreement (the "Investor's Agreement") dated September 24, 1999. Pursuant to the Investor's Agreement, so long as EB and its affiliates own at least 50% of the Shares, the Company has agreed to nominate for election to Hain's Board of Directors one designee of EB and one designee jointly agreed by Hain and EB. The initial designees are Joseph Jimenez, President and Chief Executive Officer of Heinz North America, and A.G. Malcolm Ritchie, Executive Vice President of Heinz and President of Heinz Europe.

         The Investor's Agreement imposes certain restrictions upon EB's right to transfer its shares of Common Stock. During the Lock-up Period, EB has agreed not to sell or otherwise transfer any Common Stock. Following the expiration of the Lock-up Period, EB must first offer to sell the Shares to the Company prior to selling such

Shares to any non-affiliated purchaser. Under the terms of the Investor's Agreement, the "Lock-up Period" expires upon the first to occur of the following: (i) 18 months after the closing; (ii) the commencement of a bona fide tender offer for the capital stock of Hain by a third party not affiliated with EB; (iii) the sale by Hain to a third party not affiliated with EB in a private transaction or a series of related transactions of capital stock of Hain resulting in a greater ownership interest in Hain by such third party than EB's maximum allowable ownership interest at the time of the transaction; (iv) the acquisition by a third party not affiliated with EB of Common Stock constituting at least 15% of the outstanding Common Stock in a transaction or series of transactions approved by the Board of Directors of Hain (the "Board"); (v) the acquisition by Hain of a business such that, following such acquisition, greater than 25% of Hain's sales, on a pro forma basis, would be derived from the sale of products other than food, beverage or natural health and beauty products (excluding dietary supplements) sold through Hain's existing distribution channels; (vi) the sale by Hain of all or substantially all its assets; and
(vii) the loss by Hain of the services of Irwin D. Simon as its President and Chief Executive Officer.

         Pursuant to the Investor's Agreement, EB has agreed not to sell or otherwise transfer any Common Stock to (i) an Adverse Person, (ii) any holder of at least 10% of the voting capital stock of Hain, or (iii) without consent of Hain, any transferee which would, following such transfer and together with its affiliates, hold at least 10% of the voting capital stock of Hain. The term "Adverse Person" is defined under the Investor's Agreement as any competitor of Hain or any affiliate of such a competitor.

         Under the Investor's Agreement, Mr. Simon has agreed not to sell in excess of 500,000 shares of Common Stock during the Lock-up Period. If Mr. Simon proposes to sell at least 50,000 shares of Common Stock in a single transaction during the Lock-up Period, he will first use commercially reasonable efforts to offer such shares to EB, subject to Board approval.

         Under the Investor's Agreement, EB agreed, during the Lock-up Period, not to purchase additional shares of Common Stock (except as described below or by means of a stock dividend or similar event), participate in a solicitation of proxies, propose or solicit stockholders to approve a stockholder proposal, solicit or participate in any business combination with Hain or engage in certain other similar activities. EB also agreed not to enter into any arrangement with a holder of at least 10% of the voting capital stock of Hain for the purpose of accomplishing any of the foregoing. Notwithstanding the foregoing, the Investor's Agreement confers upon EB certain preemptive rights, rights to participate in underwritten public offerings, and certain periodic purchase rights to permit EB to maintain its relative proportional equity interest in Hain. Under the Investor's Agreement, Hain agreed not to adopt any rights plan which would have the effect of diluting the economic or voting power of the Shares upon the occurrence of certain events or contingencies, such as the acquisition by Heinz or its affiliates of additional shares of Common Stock.

         Subject to market conditions and other factors, and subject to the restrictions contained in the Investor's Agreement, Heinz or its affiliates may acquire or dispose of shares of Common Stock from time to time in future open-market, privately negotiated or other transactions. Subject to the restrictions contained in the Investor's Agreement, Heinz may seek to influence the strategic direction or management of Hain or may propose or participate in a business combination or other significant or strategic corporate event with Hain.

         Registration Rights. Pursuant to a Registration Rights Agreement dated September 24, 1999 between Hain and EB (the "Registration Rights Agreement"), EB has certain rights with respect to the registration by Hain of the Common Stock under the Securities Act of 1933, as amended (the "Securities Act").

         Under the Registration Rights Agreement, following the expiration of the Lock-up Period, EB is entitled to request that Hain file a registration statement under the Securities Act covering the sale of some or all of the Common Stock then owned by EB. Upon the receipt of such a request, Hain is generally required to use its best efforts to effect a registration. Hain is not required to effect more than two demand registrations for EB, and each such demand registration must be separated by at least nine months. If at any time following the expiration of the Lock-up Period, Hain proposes to file a registration statement under the Securities Act, EB may require that Hain register shares of Common Stock beneficially owned by EB.

         In general, all expenses of the first demand registration and any piggy-back registration, other than underwriting discounts and selling commission, will be borne by Hain. EB shall bear all such expenses in connection with the exercise of its second demand registration.

         Alliance Agreements. Heinz and Hain have agreed to pursue mutually beneficial arrangements to achieve cost reductions for their respective operations in North America in such areas as purchasing, procurement, manufacturing and logistics. Heinz and Hain have also agreed to promote Hain natural products outside of North America principally through distribution by Heinz of Hain natural products.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         EB has acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to own beneficially, in the aggregate, 3,507,577 shares of Common Stock. The Common Stock held by EB represents approximately 19.5% of the voting stock of Hain.

         Except as set forth in this Item 5(a), neither of the Reporting Persons, nor any person controlling either of them, nor, to the best of the knowledge of the Reporting Persons, any persons named in Schedule A hereto (i) owns beneficially any shares of Hain Common Stock or (ii) has effected any transactions in the Hain Common Stock since August 5, 1999, other than, A.G. Malcolm Ritchies, Executive Vice President of Heinz and a director of Heinz, who was awarded options to purchase 15,000 shares of Hain Common Stock upon his becoming a member of the board of directors of Hain; Mr. Ritchies has sole voting and sole dispositive power with respect such shares.

         Each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Common Stock beneficially held by EB.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See response to Item 4.

         Except for the agreements described in the response to Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of Hain, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1: Joint filing agreement between the Reporting Persons

         Exhibit 2: Securities Purchase Agreement (Incorporated by reference to
                    Exhibit 10.1 of the Current Report on Form 8-K of The Hain Food Group, Inc. dated September 30, 1999)

         Exhibit 3: Investor's Agreement (Incorporated by reference to Exhibit
                    10.2 of the Current Report on Form 8-K of The Hain Food Group, Inc. dated September 30, 1999)

         Exhibit 4: Registration Rights Agreement (Incorporated by reference to
                    Exhibit 10.3 of the Current Report on Form 8-K of The Hain Food Group, Inc. dated September 30, 1999)

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 6, 1999

                                         H. J. HEINZ COMPANY


                                         By: /s/ Joseph  Jimenez
                                            ----------------------------
                                         Name:  Joseph  Jimenez
                                         Title: President and Chief Executive
                                                Officer of Heinz U.S.A., a
                                                division of H.J. Heinz Company

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 5, 1999

                                                 EARTH'S BEST, INC.


                                                 By: /s/ Kaye S. Woods
                                                     ---------------------------
                                                     Name:  Kaye S. Woods
                                                     Title: Vice President

                                                                      SCHEDULE A


                        Executive Officers and Directors
                                       of
                               H. J. Heinz Company

         The names of the Directors and the names and titles of the Executive Officers of H. J. Heinz Company ("Heinz") are set forth below. Unless otherwise indicated, the principal occupation for each of the persons listed below is as an officer of Heinz. If no address is given, the Director's or Executive Officer's business address is that of H. J. Heinz Company, 600 Grant Street, Pittsburgh, Pennsylvania 15219. Unless otherwise indicated, each title set forth opposite an individual's name refers to H. J. Heinz Company, and each individual is a United States citizen.


   Name                                                 Title
   ----                                                 -----
   Anthony J. F. O'Reilly*                              Chairman
   William R. Johnson*                                  President and Chief Executive Officer
   Paul F. Renne*                                       Executive Vice President and Chief Financial
                                                        Officer
   A.G. Malcolm Ritchie*                                Executive Vice President
   William C. Springer                                  Executive Vice President
   Richard H. Wamhoff                                   Executive Vice President
   David R. Williams*                                   Executive Vice President
   Michael J. Bertasso                                  Senior Vice President
   D. Edward I. Smyth                                   Senior Vice President
   William C. Goode                                     Vice President and Chief Administrative Officer
   Michael D. Milone                                    Vice President
   William P. Snyder III*                               President, The Wilpen Group, Inc.
   Herman J. Schmidt*                                   Independent Businessman
   Eleanor B. Sheldon*                                  Social Scientist
   Samuel C. Johnson*                                   Chairman, S.C. Johnson & Son, Inc.
   Donald R. Keough*                                    Chairman, Allen & Company Incorporated
   S. Donald Wiley*                                     Vice Chairman, H.J. Heinz Company
                                                        Foundation
   Nicholas F. Brady*                                   Chairman, Darby Advisors, Inc.
   Edith E. Holiday*                                    Attorney
   Candace Kendle*                                      Chairman and Chief Executive Officer, Kendle
                                                        International Inc.
   Mary C. Choksi*                                      Managing Director, Strategic Investment
                                                        Partners, Inc.
   James M. Zimmerman*                                  Chairman and Chief Executive Officer,
                                                        Federated Department Stores, Inc.
   Leonard S. Coleman, Jr.*                             President, The National League of Professional
                                                        Baseball Clubs


----------------------------------------
    *Director

                        Executive Officers and Directors
                                       of
                               Earth's Best, Inc.

         The names of the Directors and the names and titles of the Executive Officers of Earth's Best, Inc. ("EB") are set forth below. Unless otherwise indicated, the principal occupation for each of the persons listed below is as an officer of EB. If no address is given, the Director's or Executive Officer's business address is that of EB, 877 West Main Street, Suite 510, Boise, Idaho 83702. Unless otherwise indicated, each title set forth opposite an individual's name refers to Earth's Best, Inc., and each individual is a United States citizen.


   Name                                                 Title
   ----                                                 -----
   Robert Yoshida*                                      President
   James A. Backo*                                      Secretary & Treasurer
   Kaye S. Woods*                                       Vice President
   Karyll A. Davis                                      Asst. Secretary
   Robert M. Johnson                                    Asst. Treasurer
   Debbie K. Crosby*                                    General Manager - Quality Assurance and
                                                        Technical Development, H.J. Heinz Company
                                                        (600 Grant Street, Pittsburgh, PA 15219)
   F. Nicholas Grasberger*                              Treasurer, H.J. Heinz Company
                                                        (600 Grant Street, Pittsburgh, PA 15219)

----------------------------------------
    *Director

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01, of The Hain Food Group, Inc., a Delaware corporation and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.


H. J. HEINZ COMPANY                              EARTH'S BEST, INC.

By: /s/ Leonard Cullo                            By: /s/ Kaye S. Woods
    ----------------------------                     ---------------------------
Name:  Leonard Cullo                                 Name:  Kaye S. Woods
Title: General Attorney                              Title: Vice President